

# Statement of Financial Condition

UBS Securities LLC
December 31, 2021
with Report of Independent Registered Public
Accounting Firm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UBS Securities LLC ("the Company")

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1285 Avenue of the Americas
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mr. Ralph Mattone | (212) 713-9711 | Ralph.Mattone@ubs.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLC
(Name – if individual, state last, first, and middle name)

| One Manhattan West | New York | NY | 10001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Ralph Mattone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UBS Securities LLC ("the Company"), as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed to before me this 28th day of February 2022



[signature]

Notary Public

RICHARD A ANDREWS
Notary Public, State of New York
No. 01AN5018079
Qualified in New York County
Commission Expires Nov. 16, 2025

Signature: [signature]

Title: Managing Director

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UBS Securities LLC

Statement of Financial Condition

December 31, 2021

## Contents

Building a better working world

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

## Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers of UBS Securities LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of UBS Securities LLC (the Company) as of December 31, 2021 and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1998.

February 28, 2022

# UBS Securities LLC
## Statement of Financial Condition
### December 31, 2021
*(In Thousands)*

**Assets**

| | | | | |
|---|---|---|---|---|
| Cash and cash equivalents | | | $ | 227,369 |
| Cash and securities segregated and on deposit for federal and other regulations | | | | 5,901,475 |
| Collateralized agreements: | | | | |
| Securities borrowed | | | | 12,631,841 |
| Securities purchased under agreements to resell (Includes $170,045 at fair value) | | | | 15,402,219 |
| Securities received as collateral, at fair value | | | | 707,432 |
| Receivables from brokers, dealers and clearing organizations | | | | 3,723,557 |
| Receivables from customers | | | | 614,674 |
| | | | | |
| Financial instruments owned, at fair value | $ | 6,808,687 | | |
| Financial instruments, pledged as collateral, at fair value | | 2,306,577 | | |
| Total financial instruments, at fair value | | | | 9,115,264 |
| Financial assets designated at fair value | | | | 1,623,275 |
| Dividends and interest receivable | | | | 126,582 |
| Deferred tax asset | | | | 389,986 |
| Other assets | | | | 868,146 |
| | | | $ | 51,331,820 |

**Liabilities and members' equity**

| | | |
|---|---|---|
| Short-term borrowings | $ | 10,815,324 |
| Collateralized agreements: | | |
| Securities loaned | | 5,300,151 |
| Securities sold under agreements to repurchase (Includes $100,465 at fair value) | | 7,667,654 |
| Obligation to return securities received as collateral, at fair value | | 707,432 |
| Payables to brokers, dealers and clearing organizations | | 2,739,921 |
| Payables to customers | | 2,391,489 |
| Financial instruments sold, not yet purchased, at fair value | | 4,116,941 |
| Financial liabilities designated at fair value | | 6,882,599 |
| Dividends and interest payable | | 150,282 |
| Other liabilities and accrued expenses | | 1,619,891 |
| | | 42,391,684 |
| | | |
| Subordinated borrowings | | 4,875,000 |
| | | |
| Members' equity | | 4,065,136 |
| | $ | 51,331,820 |

*See accompanying notes.*

# UBS Securities LLC
## Notes to the Statement of Financial Condition

*(In Thousands)*

## 1. Organization

UBS Securities LLC (the "Company") is an indirect wholly owned subsidiary of UBS Group AG (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant ("FCM") and a member of certain major United States ("U.S.") and foreign commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

According to the terms of the Company's Fifth Amended and Restated Limited Liability Company Agreement, dated as of August 1, 2005, (the "LLC Agreement"), the Company will be dissolved on December 31, 2050, subject to vote of the Class B Members. It is management's current intention to request that the Class B Members vote to extend the duration of the Company prior to that date.

At December 31, 2021, the Company is owned by (i) UBS Americas Inc. holding 100% of the Class A Interests, 99% of the Class B Interests and 100% of the Preferred Interest; and (ii) UBS Americas Holding LLC holding 1% of the Class B Interests. See Note 10 for information regarding Members' Equity.

## 2. Significant Accounting Policies

### Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain financial assets and liabilities, deferred tax recognition, and probable losses from litigation.

The Omicron variant continues to spread in many countries, and there is uncertainty about when restrictions introduced in many countries will be eased. However, the negative effects of the COVID-19 crisis on our financial and capital positions remained limited in 2021.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks, interest bearing deposits with banks and restricted cash. Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. Segregated cash represents cash and securities subject to withdrawal or usage restrictions in compliance with federal or other regulations.

UBS Securities LLC
Notes to the Statement of Financial Condition (continued)

*(In Thousands)*

**2. Significant Accounting Policies (continued)**

**Collateralized Agreements**

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, although some agreements may be collateralized by other types of securities. Resale agreements and repurchase agreements are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company nets certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. It is the Company's policy to take possession of collateral under resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

The Company records the resale and repurchase agreements within the matched book portfolio at fair value. See Note 6 for further information.

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company.

To the extent that the Company receives securities collateral in exchange for securities lent, such assets are recorded at fair value in securities received as collateral with a corresponding obligation to return securities received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

**Principal Transactions**

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory, including non-regular way settlement, are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction. Amounts receivable and payable for principal transactions that have not reached their contractual settlement date are recorded as receivables from and payables to brokers, dealers and clearing organizations in the statement of financial condition.

# UBS Securities LLC
## Notes to the Statement of Financial Condition (continued)

*(In Thousands)*

**2. Significant Accounting Policies (continued)**

**Receivables and Payables - Brokers, Dealers and Clearing Organizations**

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables to clearing organizations, and net payables arising from unsettled trades.

Customer cash balances associated with derivatives clearing and execution services are not recognized on the Company's statement of financial condition if, through contractual agreement, regulation or practice, the Company does not obtain benefits from or control of the customer cash balances. These conditions are considered to have been met when (i) the Company is not permitted to reinvest customer cash balances; (ii) interest paid by central counterparties (CCPs), brokers or deposit banks on cash deposits forms part of the customer cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) the Company does not guarantee and is not liable to the customer for the performance of the CCP, broker or deposit bank; and (iv) the customer cash balances are legally isolated from the Company's operating cash reserves.

**Receivables and Payables - Customers**

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the statement of financial condition. Similar to the Receivables and Payables - Brokers, Dealers and Clearing Organizations, customer balances are not recognized on the Company's statement of financial condition in line with the derecognition criteria established above.

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

**2. Significant Accounting Policies (continued)**

**Receivables and Payables – Customers (continued)**

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

**Financial Instruments Owned and Securities Sold, not yet Purchased, at Fair Value**

Financial instruments owned and securities sold, not yet purchased are stated at fair value and recorded on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Derivative contracts are financial instruments, such as forwards or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. See Note 6 for further information regarding Financial instruments owned and Financial instruments sold, not yet purchased, at fair value.

**Financial Assets and Liabilities Designated at Fair Value**

Brokerage receivables and payables are assets and liabilities which represent callable, on demand balances, including long cash credits, short cash debits, margin debit balances and short sale proceeds, whereby the fair value is determined based on the balance due. See Note 6 for further information.

**Derivatives**

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over-the-counter market. The Company's derivative transactions are primarily in the form of options, futures, and forwards.

The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

## 2. Significant Accounting Policies (continued)

### Derivatives (continued)

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Forward contracts are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

### Fixed Assets

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or useful life.

Estimated useful lives are generally as follows: equipment – 3 to 5 years; software – up to 7 years. Fixed assets include internally generated computer software of $664,518 (less accumulated amortization of $321,149).

Fixed assets are reported at cost less accumulated depreciation and amortization in other assets on the statement of financial condition.

### Leases

The Company predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices and sales offices, with a small number of IT hardware leases. The Company identifies non-lease components of a contract and accounts for them separately from lease components.

The Company currently has no material finance leases. When the Company enters into an operating lease arrangement the Company recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease, when the Company acquires control of the physical use of the asset. Lease liabilities are presented within other liabilities and accrued expenses and RoU assets within other assets. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using the Company's unsecured borrowing rate given the rate implicit in a lease is generally not observable to the lessee. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received.

The lease liability amortizes across the lease term in a non-linear basis and is a factor of the unsecured borrowing rate at commencement.

*(In Thousands)*

**2. Significant Accounting Policies (continued)**

**Leases (continued)**

The RoU asset is adjusted by the difference between the straight-line cost for the period (including amortization of initial direct costs) and the periodic accretion of the lease liability.

Lease payments generally include fixed payments and / or variable payments that depend on an index (such as an inflation index).

When the lease contains an extension or termination option that the Company considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. The Company does not typically enter into leases with purchase options or residual value guarantees.

Lease receivables are subject to assessment for impairment.

**Credit Losses**

For financial assets carried at amortized cost the Company estimates the allowance for credit losses under the Current Expected Credit Losses ("CECL") model, which requires measurement of expected credit losses based on historical experience, current conditions and reasonable and supportable forecasts over the contractual life of the financial assets.

The Company applies the practical expedient to collateralized agreements secured by collateral maintenance provisions which measures the allowance for expected credit losses by comparing the amortized cost basis of the financial asset with the fair value of collateral at the measurement date. This election may result in an estimate of zero expected credit losses when collateral levels are required to be adjusted and replenished to be equal to or greater than the amortized cost basis of the financial assets.

**Translation of Foreign Currencies**

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

**Income Taxes**

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. Generally, the federal, state and local income tax on such income is the responsibility of the partners.

The Company is itself subject to New York City Unincorporated Business Tax ("UBT"), Illinois Property Replacement Tax and Tennessee Excise Tax for which it accrues current and deferred taxes. Additionally, the Company is treated as a corporation for Canadian tax purposes. As such, the Company accrues and pays corporate income tax on its income generated in Canada.

*(In Thousands)*

**2. Significant Accounting Policies (continued)**

**Income Taxes (continued)**

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded. ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

**Consolidation**

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a "Variable Interest Entity" (VIE) or a "Voting Interest Entity".

To determine if the Company holds a controlling financial interest in an entity, the Company must first evaluate if it is required to apply the VIE model to the entity, otherwise the entity is evaluated under the voting interest model. Where the Company holds current or potential rights that give the Company the power to direct the activities of a VIE that most significantly impact the VIE's economic performance ("power") combined with a variable interest that gives the Company the right to receive potentially significant benefits or the obligation to absorb potentially significant losses ("significant economics"), the Company has a controlling financial interest in that VIE. Rights held by others to remove the party with power over the VIE are not considered unless one party can exercise those rights unilaterally.

**Recent Accounting Developments**

**Adopted in 2021**

In March 2020, the FASB released ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, in response to operational challenges likely to arise in accounting for contract modifications and hedge accounting due to regulatory reform initiatives to replace various Interbank Offered Rate (IBOR). The ASU was further amended in January 2021 by ASC 2021-01. The amendments in these ASUs provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The Parent has established a global governance structure and change program to address the scale and complexity of the continuing transition to alternative reference rates (ARRs).

**2. Significant Accounting Policies (continued)**

**Recent Accounting Developments (continued)**

**Adopted in 2021 (continued)**

The Company adopted the amendments for contract modifications as of January 1, 2021. As the Company has no designated accounting hedges, the adoption had no impact on its statement of financial condition.

In October 2020, the FASB released ASU 2020-08, "Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs", to provide targeted improvements for the amortization of certain purchased callable debt securities held at a premium.

The Company adopted ASU 2020-08 on its effective date of January 1, 2021. The adoption of ASU 2020-08 did not have a material impact on the Company's statement of financial condition.

In October 2020, the FASB released ASU 2020-10, "Codification Improvements", to amend the location of certain disclosure and presentation requirements within the FASB codification, and clarify guidance on a variety of topics.

The Company adopted ASU 2020-10 on its effective date of January 1, 2021. The adoption of ASU 2020-10 did not have a material impact on the Company's statement of financial condition.

**Pending Adoption**

In May 2021, the FASB released ASU 2021-04 "Modification of Equity-Classified Written Call Options" to clarify how an issuer should account for modifications made to equity-classified written call options. The guidance in the ASU requires an issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant.

ASU 2021-04 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company adopted the ASU on its effective date as of January 1, 2022. The adoption of ASU 2021-04 did not have a material impact on the Company's statement of financial condition.

In October 2021, the FASB released ASU 2021-08 "Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" which provides guidance on recognizing and measuring contract assets and contract liabilities from contracts with customers acquired in a business combination. The ASU amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606.

**2. Significant Accounting Policies (continued)**

**Recent Accounting Developments (continued)**

**Pending Adoption (continued)**

ASU 2021-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and is applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company is presently evaluating the effect of the ASU and expects no material impact to its statement of financial condition.

**3. Cash Segregated Under Federal and Other Regulations**

At December 31, 2021, $351,475 of cash and securities was segregated, secured and sequestered in accordance with federal and other regulations.

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2021 the Company maintained $5,825,617 of segregated securities comprised of $5,550,000 of qualified securities segregated for 15c3-3 purposes and the remaining $275,617 pursuant to FCM requirements.

At December 31, 2021, the Company was required to segregate $5,949,552, secure $1,507,615, and sequester (OTC cleared swaps) $1,022,384 of cash or securities under the Commodity Exchange Act. The Company had $6,230,079 segregated, $1,663,609 secured, and $1,268,500 sequestered (OTC cleared swaps) which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated, secured, or sequestered by the Company are not reflected on the statement of financial condition.

**4. Collateralized Agreements**

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation.

The Company offsets these financial assets and financial liabilities on the statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and meets other offsetting requirements.

## 4. Collateralized Agreements (continued)

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

| | Gross Amounts | Amounts Offset on the Statement of Financial Condition [1] | Net Amounts Presented on the Statement of Financial Condition | Cash or Financial Instruments Not Offset on the Statement of Financial Condition [2] | Net Amount |
|---|---|---|---|---|---|
| **Financial Assets** | | | | | |
| Securities borrowed | $ 12,631,841 | $ – | $ 12,631,841 | $ (12,485,994) | $ 145,847 |
| Securities purchased under agreements to resell | 26,628,706 | (11,226,487) | 15,402,219 | (15,242,838) | 159,381 |
| | | | | | |
| **Financial Liabilities** | | | | | |
| Securities loaned | 5,300,151 | – | 5,300,151 | (5,296,214) | 3,937 |
| Securities sold under agreements to repurchase | 18,894,141 | (11,226,487) | 7,667,654 | (7,001,526) | 666,128 |

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements or collateral arrangements which have been determined by the Company to be not legally enforceable in the event of default and where certain criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11; therefore, the amounts are not offset on the Statement of Financial Condition.

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to re-pledge or resell the securities to others. At December 31, 2021, the Company obtained securities with a fair value of approximately $101,042,957 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

*Repurchase Financings and Disclosures*

The following tables below present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged.

## 4. Collateralized Agreements (continued)

*Repurchase Financings and Disclosures (continued)*

|  | At December 31, 2021 Remaining Contractual Maturity | | | | |
|---|---|---|---|---|---|
|  | Less than 30 days | 30-90 days | Over 90 days | Open | Total |
| Repurchase Agreements | $15,186,969 | $ 2,972,677 | $ 300,000 | $ 434,495 | $ 18,894,141 |
| Securities loaned | - | - | - | 5,300,151 | 5,300,151 |
| Gross amount of secured financing included in the above offsetting disclosure | $15,186,969 | $2,972,677 | $300,000 | $5,734,646 | $24,194,292 |
| Obligation to return securities received as collateral | - | - | - | 707,432 | 707,432 |
| **Total** | **$15,186,969** | **$ 2,972,677** | **$ 300,000** | **$ 6,442,078** | **$ 24,901,724** |

|  | Securities sold under repurchase agreements | Securities Loaned | Obligation to return securities received as collateral | Total |
|---|---|---|---|---|
| U.S. Treasury and government agencies | $ 17,652,142 | $ 722,492 | $ - | $ 18,374,634 |
| Equities | - | 4,407,183 | 707,432 | 5,114,615 |
| Asset-back securities | 239,770 | - | - | 239,770 |
| Corporate debt and securities | 359,494 | 146,683 | - | 506,177 |
| Other | 642,735 | 23,793 | - | 666,528 |
| **Total** | **$ 18,894,141** | **$ 5,300,151** | **$ 707,432** | **$ 24,901,724** |

*Concentration of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.  The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.  It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2021, consist of the following:

| | | |
|---|---|---|
| Receivables from brokers, dealers and clearing organizations | | |
| Receivables related to commodities clearing activity | $ | 1,215,768 |
| Securities failed to deliver | | 771,089 |
| Pending Trades, net | | 557,774 |
| Deposits with clearing organizations | | 413,225 |
| Affiliate commodity accounts | | 283,626 |
| ETF Collateral | | 268,444 |
| Foreign commodity affiliate brokers | | 212,756 |
| Other | | 875 |
| Total | $ | 3,723,557 |

| | | |
|---|---|---|
| Payables to brokers, dealers and clearing organizations | | |
| Affiliate commodity accounts | $ | 1,362,787 |
| Securities failed to receive | | 1,134,185 |
| Payables related to commodities clearing activity | | 230,799 |
| Other | | 12,150 |
| Total | $ | 2,739,921 |

### Derecognition of exchange-traded derivative customer cash from the Statement of Financial Condition

In accordance with the Company's accounting policy as set out in Note 2, the Company does not recognize certain customer cash balances associated with derivatives clearing and execution services, resulting in decreases in Payables to customers by $5,234,800, Receivables from brokers, dealers and clearing organizations of $4,653,221, and cash segregated and on deposit for federal and other regulations of $581,579, as of December 31, 2021.

## 6. Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In measuring fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique.

### 6. Fair Value Measurement (continued)

These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty.

As a result, valuations are adjusted, where appropriate, to reflect liquidity adjustments, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of data from market transactions, pricing utilities and other relevant sources.

The Company's fair value and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported on the statement of financial condition. New products and valuation techniques must be reviewed and approved by key stakeholders from Risk and Finance control. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business. In carrying out their valuation responsibilities, the business is required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

Fair value estimates are validated by Risk and Finance control functions, which are independent of the business. Independent price verification is performed by Finance through benchmarking the business' fair value estimates with observable market prices or other independent sources. Controls and a governance framework are in place and are intended to ensure the quality of third-party pricing sources where used.

*(In Thousands)*

**6. Fair Value Measurement (continued)**

A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate.

This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products.

As a result of the valuation controls employed, valuation adjustments may be made to the business' estimates of fair value to align with independent market data.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the position's fair value measurement in its entirety:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation techniques for which all significant inputs are, or are based on, market observable data.

Level 3: Valuation techniques for which significant inputs are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value.

*U.S. Government and agency obligations*

U.S. Government and agency securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances.

*Mortgage-backed obligations*

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO's"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO's are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

## 6. Fair Value Measurement (continued)

*Asset-backed securities*

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally, these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative and qualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors.

*Corporate debt*

Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

*Equities and warrants*

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available.

Unlisted equity securities and private equity investments are recorded initially at the acquisition cost, which is considered the best indication of fair value. Subsequent adjustments to recorded amounts are based on current and projected financial performance, recent financing activities, economic and market conditions, market comparable benchmarks, market liquidity, sales restrictions, and other factors.

Fund units are generally marked to the exchange-traded price.

Auction preferred securities ("APS") are securities issued by closed-end mutual funds with an underlying portfolio of municipal obligations, or taxable corporate loans, equities, ABS, RMBS, corporate and foreign sovereign debt securities. The dividend rate is set periodically through a series of auctions and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. The APS portfolio is valued utilizing a discounted cash flow methodology.

**6. Fair Value Measurement (continued)**

*Equities and warrants (continued)*

The model captures interest rate risk emanating from the note coupon, credit risk attributable to the underlying closed-end fund investments, and extension risk as APS are perpetual instruments that require an assumption regarding their maturity or issuer redemption date.

*Equity / index contracts*

Equity / index contracts are equity forward contracts and equity option contracts. Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features.

Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market).

Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio.

When no market data is available for the instrument maturity, they are valued by extrapolation of available data, use of historical dividend data, or use of data for a related equity. Equity option contracts are valued using market standard models that estimate the equity forward level as described for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability weighted expected option payoff generated is then discounted using market standard discounted cash flow models applying a rate that reflects the appropriate funding rate for that portion of the portfolio. When volatility, forward or correlation inputs are not available, they are valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity. A significant proportion of equity forward contracts are classified as Level 2.

*Options*

Options are generally actively traded and are valued based on quoted prices from the exchange. Other equity options contracts not traded on an exchange are valued using market standard models or internally developed models that estimate the equity forward level, incorporate inputs for stock volatility and for correlation between stocks within a basket. Equity option positions for which inputs are derived from standard market contracts traded in active and observable markets are also classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable.

*Money market, commercial paper, and certificates of deposit*

Money market, commercial paper, and certificates of deposit have short-term maturities and carry interest rates that approximate market rates. Money market, commercial paper and certificates of

**6. Fair Value Measurement (continued)**

*Money market, commercial paper, and certificates of deposit (continued)*

deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested.

*Derivative equity contracts and Derivative interest rate contracts*

Derivative equity contracts represent OTC equity options. These OTC options do not have regulator market pricing, but value is determined by other data values and prices of similar type products. Derivative interest rate products represent Fixed Income Bond Forwards. Their fair value is calculated using estimates or risk adjusted value ranges.

*Brokerage receivables and payables*

Fair value of brokerage receivables and brokerage payables approximate amortized cost, which generally represents the balance due or balance owed. These receivables and payables are designated as Level 2 in the valuation hierarchy.

*Resale and repurchase agreements*

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. As a result, these positions are classified as Level 2.

*Securities received as collateral and obligation to return securities received as collateral*

Fair value of securities received as collateral and obligation to return securities received as collateral represents the market value of the securities received. These receivables and payables are designated as Level 1 in the valuation hierarchy.

*(In Thousands)*

## 6. Fair Value Measurement (continued)

### Assets and liabilities measured at fair value on a recurring basis

At December 31, 2021, securities owned and securities sold, not yet purchased by the Company are illustrated in the following two tables:

| **Financial Instruments owned, at fair value** | **(Level 1)** | **(Level 2)** | **(Level 3)** | **Total fair value** |
|---|---|---|---|---|
| U.S. Government and agency obligations | $ 4,472,814 | $ 385,418 | $ - | $ 4,858,232 |
| Mortgage-backed obligations | - | 162,656 | 47,741 | 210,397 |
| Corporate debt | 2,655 | 1,346,597 | 2,884 | 1,352,136 |
| Equities and warrants | 460,682 | 411,111 | 1,788,843 | 2,660,636 |
| Options | - | - | - | - |
| Money market and commercial paper | - | 18,059 | - | 18,059 |
| Derivative equity contracts | - | 11,152 | - | 11,152 |
| Derivative interest rate contacts | 678 | 3,974 | - | 4,652 |
| | **$ 4,936,829** | **$ 2,338,967** | **$ 1,839,468** | **$ 9,115,264** |

| **Financial assets designated at fair value** | **(Level 1)** | **(Level 2)** | **(Level 3)** | **Total fair value** |
|---|---|---|---|---|
| Brokerage receivables | $ - | $ 1 ,623,275 | $ - | $ 1,623,275 |

| **Financial Instruments sold, not yet purchased, at fair value** | **(Level 1)** | **(Level 2)** | **(Level 3)** | **Total fair value** |
|---|---|---|---|---|
| U.S. Government and agency obligations | $ 2,829,079 | $ 1 | $ - | $ 2,829,080 |
| Corporate debt | 406 | 828,621 | 20 | 829,047 |
| Equities and warrants | 378,602 | 62,548 | 1,636 | 442,786 |
| Options | - | - | - | - |
| Money market and commercial paper | | 75 | | 75 |
| Derivative equity contracts | - | 11,153 | - | 11,153 |
| Derivative interest rate contracts | 104 | 4,696 | - | 4,800 |
| | **$ 3,208,191** | **$ 907,094** | **$ 1,656** | **$ 4,116,941** |

**6. Fair Value Measurement (continued)**

**Assets and liabilities measured at fair value on a recurring basis (continued)**

| Financial liabilities designated at fair value | (Level 1) | (Level 2) | (Level 3) | Total fair value |
|---|---|---|---|---|
| Brokerage payables | $ - | $ 6,342,657 | $ - | $ 6,342,657 |
| Equities and warrants[1,2] | - | 402,001 | 137,941 | 539,942 |
| | $ - | $ 6,744,658 | $ 137,941 | $ 6,882,599 |

[1] Represents the Prepaid Variable forward agreements noted in Footnote 13.

[2] Further breakdown of level 3 Prepaid Variable forward agreements can be found on the following tables.

**Transfers between Level 1 and Level 2 of the fair value hierarchy**

During the twelve months ended December 31, 2021, the Company did not have any material transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

**Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis**

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of assets and liabilities measured at fair value on a recurring basis, categorized as Level 3 of the fair value hierarchy at December 31, 2021.

The range of values presented in this table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

*(In Thousands)*

## 6. Fair Value Measurement (continued)

## Assets and liabilities measured at fair value on a recurring basis (continued)

## Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis (continued)

| | Level 3 at fair value | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Securities owned | Securities sold, not yet purchased | Valuation technique(s) | Significant unobservable inputs [1] / Sensitivity | Range of input values | Cash Weighted [2] |
| **Corporate debt** | $ 2,884 | $ 20 | | | | |
| Corporate bonds | 1,821 | 20 | Market Comparables | Price | 98.0 - 98.0 | 98.0 |
| ABS | 61 | - | Market Comparables | Price | 0.85 - 1.50 | 1.26 |
| Trade Claim | 1,002 | - | Market Comparables | Price | 10.00 - 65.00 | 38.30 |
| **Equities and warrants** | $ 1,788,843 | $ 1,636 | | | | |
| APS | 1,584,777 | 7 | Discounted Cash Flow | Credit Spread | 115.00 - 197.31 | 153.21 |
| Equities | 63,705 | 1,629 | – | – | – | – |
| Equity contracts | 140,361 | - | Option model | Volatility of equity stocks, equity and other indices | 13.83 - 58 | |
| | | | Option model | Equity dividend yields | 0.0 - 1.87 | |
| **Mortgage-backed obligations** | $ 47,741 | $ – | | | | |
| RMBS and CMBS | 47,741 | - | Market Comparables and Cash Flow Analysis | Price | 75.00 - 100.63 | 87.10 |
| | | | | CPR | 2.78 - 16.68 | 10.75 |
| | | | | CDR | 0.50 - 6.74 | 1.64 |
| | | | | Severity / Recovery | 5.36 - 78.25 | 55.0 |
| | | | | Yield | 5.21 - 9.20 | 7.48 |
| **Total** | **$ 1,839,468** | **$ 1,656** | | | | |

| | Level 3 designed at fair value | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Securities owned | Securities sold, not yet purchased | Valuation technique(s) | Significant unobservable inputs [1] / Sensitivity | Range of input values | Cash Weighted [2] |
| **Financial liabilities designated at fair value** | | **$ 137,941** | | | | |
| Equity Contracts | | 137,941 | Option model | Volatility of equity stocks, equity and other indices | 13.83 - 58 | |
| | | | Option model | Equity dividend yields | 0.0 - 1.36 | |
| **Total** | | **$ 137,941** | | | | |

*(In Thousands)*

## 6. Fair Value Measurement (continued)

## Assets and liabilities measured at fair value on a recurring basis (continued)

## Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis (continued)

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general, significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate.

Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also wrapped bonds in the lower part of the structure can benefit from higher default rates.

Severity - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value.

Yield - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. A significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

Volatility - Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument

Dividend yield - The dividend yield is the ratio of a company's annual dividend compared to its share price. Dividend yields are generally expressed as an annualized percentage of the share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price.

[2] Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.

**6. Fair Value Measurement (continued)**

**Assets and liabilities measured at fair value on a recurring basis (continued)**

Financial Instruments owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges financial instruments owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $983,453 at December 31, 2021 as follows:

| | |
|---|---:|
| Corporate debt, including convertible securities | $ 905,746 |
| U.S. Government and agency obligations | 77,707 |
| | $ 983,453 |

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

**Financial assets and liabilities not measured at fair value**

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings.

All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology.

The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities.

The table below represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. This table excludes all non-financial assets and liabilities.

## 6. Fair Value Measurement (continued)

### Financial assets and liabilities not measured at fair value (continued)

| | Carrying Value | Fair Value | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|---|
| **Financial Assets:** | | | | | |
| Securities borrowed | $ 12,631,841 | $ 12,631,841 | $ – | $ 12,631,841 | $ – |
| Securities purchased under agreements to resell | 15,232,174 | 15,233,560 | – | 15,233,560 | – |
| Receivables from brokers, dealers and clearing organizations | 3,723,557 | 3,723,557 | – | 3,723,557 | – |
| Receivables from customers | 614,674 | 614,674 | – | 614,674 | – |
| Exchange memberships | 10,761 | 17,001 | – | – | 17,001 |
| Dividends and interest receivable | 126,582 | 126,582 | – | 126,582 | – |

| | Carrying Value | Fair Value | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|---|
| **Financial Liabilities:** | | | | | |
| Short-term borrowings | $ 10,815,324 | $ 10,815,324 | $ – | $ 10,815,324 | $ – |
| Securities loaned | 5,300,151 | 5,300,151 | – | 5,300,151 | – |
| Securities sold under agreements to repurchase | 7,567,189 | 7,567,814 | – | 7,567,814 | – |
| Payables to brokers, dealers and clearing organizations | 2,739,921 | 2,739,921 | – | 2,739,921 | – |
| Payables to customers | 2,391,489 | 2,391,489 | – | 2,391,489 | – |
| Dividends and interest payable | 150,282 | 150,282 | – | 150,282 | – |
| Subordinated borrowings | 4,875,000 | 4,875,000 | – | 4,875,000 | – |

## 7. Derivative Instruments

The table below presents the notional and fair value amounts of the Company's derivative activity recorded in Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value on the Company's statement of financial condition. Notional amounts are disclosed on a gross basis.

| | Notional [1] | Fair Value Derivative Assets | Fair Value Derivative Liabilities |
|---|---|---|---|
| Equity contracts | $ 180,622 | $ 11,152 | $ 11,153 |
| Interest rate contracts | 5,932,562 | 4,652 | 4,800 |
| | $ 6,113,184 | $ 15,804 | $ 15,953 |

[1] Represents the total notional amount of derivative assets and liabilities outstanding.

## 8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan (including a Supplemental Executive Retirement plan), which is sponsored by the Parent and provides retirement benefits to eligible employees. This plan was closed to new participants in 2001.

The Company also participates in a Parent sponsored post-retirement medical plan. Retiree medical premiums are subsidized for eligible employees who retired prior to 2014. The post-retirement medical plan is funded on a pay-as-you-go basis.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees.

Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation with the Company matching some portion of those contributions. The Company's matching contributions to each participant is limited to an annual amount of $8.

Eligible participants may also receive a retirement contribution under the defined contribution 401(k) plan equal to 2.0% - 3.5% of eligible compensation depending on a participant's date of employment and compensation level. Contributions are subject to certain limitations prescribed by the Internal Revenue Code.

*(In Thousands)*

## 9. Equity Participation and Other Compensation Plans

The Parent operates several equity participation and other compensation plans to align the interests of employees with the interests of investors while continuously meeting regulatory requirements. The Parent operates compensation plans on a mandatory, discretionary and voluntary basis.

*Equity Ownership Plan ("EOP")*

Certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP notional shares or EOP performance shares (i.e. notional shares which are subject to performance conditions). Such performance requirements are currently based on the Parent's adjusted return on tangible equity and the divisional return on attributed equity over the defined financial years during vesting.

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Notional shares carry a dividend equivalent which may be paid in notional shares or cash and which vests on the same terms and conditions as the awards, except for certain regulated employees.

EOP awards generally vest in equal installments in years two and three. The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of any unvested award or portion of an award (a) if an employee commits certain harmful acts and (b) in most cases of terminated employment.

EOP expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, the expense of each vesting portion of deferred compensation is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a straight-line basis.

Certain awards, such as replacement awards, may take the form of deferred cash under the EOP rules.

*Long Term Incentive Plan ("LTIP")*

The LTIP is a mandatory deferred share-based compensation plan for senior leaders of the Group i.e., Group Executive Board (GEB) members, Global Managing Directors (GMD)s and Vice Chairs). The final number of notional shares delivered at vesting depends on two equally weighted

*Long Term Incentive Plan ("LTIP") (Continued)*

performance metrics: average reported return on CET1 capital (RoCET1) and relative total shareholder return (rTSR), which measures UBS's total shareholder return against an index consisting of global systemically important banks as determined by the Financial Stability Board. These performance metrics are separately valued as of the date of grant and (re-)assessed over a three-year performance period starting in the year of grant. For both metrics there is a threshold level, which would result in a 33% payout, and a maximum level, which would result in a 100% payout.

**9. Equity Participation and Other Compensation Plans (continued)**

Any performance between the threshold and the maximum level would result in a linear payout between 33% and 100%. The final number of shares as determined at the end of the three-year performance period will vest in three equal installments in each of the three years following the performance period for GEB members, and cliff-vest in the first year following the performance period for GMDs and Vice Chairs. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS.

Similar to EOP, the plan includes provisions that enable the firm to trigger forfeiture of some, or all, of any unvested award or portion of an award (a) if an employee commits certain harmful acts and (b) in most cases of terminated employment. LTIP expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, the expense of each vesting portion of deferred compensation is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a straight-line basis.

*Deferred Contingent Capital Plan ("DCCP")*

Similar to EOP awards, certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of a notional additional tier 1 (AT1) capital instrument.

DCCP awards vest in full five years from grant and are forfeited if UBS's common equity tier 1 (CET1) capital ratio falls below 7% (for employees other than the Group Executive Board). In addition, awards are also forfeited if a viability event occurs (that is, if the Swiss Financial Market Supervisory Authority ("FINMA") provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event). Under the DCCP, employees may receive discretionary annual interest payments. However, no interest is paid on awards that have been granted to MRTs since February 2018 to comply with regulatory requirements.

**Voluntary share-based compensation plans**

*Equity Plus Plan ("Equity Plus")*

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase UBS Group AG shares at market value and receive, at no additional cost, one notional UBS Group AG share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and / or monthly through deductions from salary. If the shares purchased are held for maximum three years, and in general if the employee remains in employment, the notional shares vest. For notional shares granted since April 2014, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and / or cash.

## 9. Equity Participation and Other Compensation Plans (continued)

The amount of non-vested awards for all plans not yet recognized in 2021, was $188,083 which is expected to be recognized over a weighted average period of 2.61 years.

## 10. Members' Equity

At December 31, 2021, members' equity reported on the statement of financial condition includes Class A Interests, Class B Interests and Preferred Interest all of which were held as specified in Note 1. The Preferred Interest is non-voting and has preference over the payment of dividends of the Company's Class A Interest and Class B Interests. Dividends on the Preferred Interest is cumulative and payable quarterly at the Forward Transfer Pricing Rate ("FTP"). During 2021, the Company paid Preferred Interest dividends in the amount of $2,320 and Class B shares dividends in the amount of $300,000.

The Company, with prior written approval of FINRA, may redeem at any time, any or all of the Preferred Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

## 11. Subordinated Borrowings

The Company has subordinated loans with UBS Americas Holding LLC, consisting of term loans of $825 million maturing on November 30, 2022; $800 million maturing on May 30, 2023; $825 million maturing on November 30, 2023; $800 million maturing on May 30, 2024; and $825 million maturing on November 30, 2024; and $800 million maturing on May 30, 2025.

Loans with UBS Americas Holding LLC bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs, which approximated one month LIBOR plus a spread based on UBS external rates. Effective June 30, 2021, the agreements were amended to bear interest at rates based upon SOFR plus an agreed upon spread.

These subordinated borrowings are available in computing regulatory net capital. See Note 15.

## 12. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Parent. The Company's risk governance framework operates along three lines of defense. The first line of defense, business management, owns respective risk exposures and is required to maintain effective processes and systems to manage its risks, including robust and comprehensive internal controls and documented procedures. Business management has appropriate supervisory controls and review processes in place designed to identify control weaknesses and inadequate processes. The second line of defense, the control functions, provides independent oversight of risks, including assisting in setting risk limits and protecting against non-compliance with applicable laws and regulations.

# UBS Securities LLC
## Notes to the Statement of Financial Condition (continued)

*(In Thousands)*

### 12. Risk Management (continued)

Internal audit forms the third line of defense, evaluating the overall effectiveness of governance, risk management and the control environment, including the assessment of how the first and second lines of defense meet their objectives.

The Company's risk management and control principles are as follows:

- Protection of financial strength. Protecting the financial strength of the Company by controlling risk exposures and avoiding potential risk concentrations at individual exposure levels, at specific portfolio levels and at an aggregate Company level across all risk types.
- Protection of reputation. Protecting the Company's reputation through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and through full compliance with the Company's standards and principles, particularly the Company's Code of Business Conduct and Ethics.
- Business management accountability. Maintaining management accountability, whereby business management, as opposed to Risk Control, owns all risks assumed throughout the Company and is responsible for the continuous and active management of all risk exposures to provide for balanced risk and return.
- Independent controls. Independent control functions which monitor the effectiveness of the business's risk management and oversee risk-taking activities.
- Risk disclosure. Disclosure of risks to senior management, the Board of Directors, investors, regulators, credit rating agencies and other stakeholders with an appropriate level of comprehensiveness and transparency.

*Market Risk*

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business, the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Stress Loss. These measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

**12. Risk Management (continued)**

*Credit Risk*

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets.

The Company is engaged in various finance, trading, and brokerage activities in which counterparties primarily include affiliates, other financial institutions, including banks, brokers and dealers, investment funds, and non-financial operating entities. In the event counterparties do not fulfill their obligations and the value of any collateral prove inadequate due to market conditions, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at year end were settled without material adverse effect on the statement of financial condition.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and agency securities. Additional collateral is requested when considered necessary.

## 12. Risk Management (continued)

*Credit Risk (continued)*

The Company may pledge clients' margin securities as collateral in support of securities loaned, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices.

*Operational Risk*

Operational risk is an inherent in all facets of the Company's business activities. Losses can result from inadequate or failed internal processes, people and systems, or from external causes. The operational risk definition incorporates both conduct and compliance risks.

The Company follows a Group-wide operational risk framework ("ORF") that supports identifying, managing, assessing and mitigating operational risks to achieve an agreed balance between risk and return. The ORF establishes requirements for managing and controlling operational risks. It is built on the following pillars:

-   classifying inherent risks through the operational risk taxonomy, which defines the universe of material operational risks which can arise as a consequence of the Company's business activities, products, processes, systems, and external factors;
-   assessing the design and operating effectiveness of controls through the control assessment process;
-   proactively and sustainably remediating identified control deficiencies;
-   defining operational risk appetite through quantitative metrics and thresholds and qualitative measures, and assessing risk exposure against appetite; and
-   assessing inherent and residual risk through risk assessment processes, and assessing whether additional remediation plans are required to address identified deficiencies.

Compliance & Operational Risk Control ("C&ORC") is responsible for providing an independent and objective view of the adequacy of operational risk management across the Group, and for ensuring that operational risks are understood, owned and managed in accordance with the Group's risk appetite. The ORF forms the common basis for managing and assessing operational risk. There are additional C&ORC activities intended to ensure the Company can demonstrate compliance with applicable laws, rules and regulations.

All functions within the Company are required to assess the design and operating effectiveness of their internal controls periodically. These assessments form the basis for testing and assurance of financial reporting internal controls as required by the Sarbanes-Oxley Act, Section 404.

Key control deficiencies identified during the internal control and risk assessment processes must be reported in the system of record, and sustainable remediation must be defined and executed.

## 13. Related Party Transactions

The balances set forth in the tables below resulted from transactions between the Company and affiliates in the normal course of the business as part of its trading, clearing, financing and general operations. Allocations between the Company, Parent and affiliates are subject to Service Level Agreements.

As of December 31, 2021, amounts due from and to Parent and affiliates are set forth below:

Assets:

| | |
|---|---:|
| Cash and cash equivalents | $ 44,616 |
| Collateralized agreements: | |
| Securities borrowed | 4,412,489 |
| Securities purchased under agreements to resell (Includes $0 at fair value) | 4,298,781 |
| Securities received as collateral, at fair value | 707,432 |
| Receivables from brokers, dealers and clearing organizations | 870,233 |
| Receivables from customers | 48,890 |
| Financial assets designated at fair value | 6,294 |
| Dividends and interest receivable | 7,350 |
| Other assets | 133,161 |

Liabilities:

| | |
|---|---:|
| Short-term borrowings | $ 10,804,699 |
| Collateralized agreements: | |
| Securities loaned | 5,071,435 |
| Securities sold under agreements to repurchase (Includes $0 at fair value) | 5,935,598 |
| Obligation to return securities received as collateral, at fair value | 707,432 |
| Payables to brokers, dealers and clearing organizations | 2,198,447 |
| Payables to customers | 1,912,591 |
| Financial liabilities designated at fair value | 540,640 |
| Dividends and interest payable | 35,653 |
| Other liabilities and accrued expenses | 185,528 |

## 13. Related Party Transactions (continued)

### Banking Activities

Bank balances at affiliates are reported in cash and cash equivalents or short-term borrowings on the statement of financial condition. Outstanding balances at December 31, 2021 are reflected in the table above.

The Company clears customer and proprietary commodity transactions primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2021, receivables and payables related commodity transactions totaled $212,756 and $208,149 respectively. A commission is either earned or charged related to these transactions.

The Company also provides securities and futures execution, clearance and custody services primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2021, receivables and payables related securities and futures execution totaled $283,059 and $1,362,787 respectively.

### Brokerage Activities

At times, affiliates, primarily UBS London Branch and UBS Europe SE, are counterparties to trades executed by the Company. In the event these trades fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2021, receivables and payables related to fails totaled $374,418 and $627,511 respectively.

### SEC Rule 15a-6 Transactions

The Company acts as chaperoning broker with respects to trades between certain foreign affiliates and their US clients in accordance with SEC Rule 15a-6. These transactions need not be included on balance sheet. In this capacity, the Company may be exposed to the risk of the foreign affiliates' non- performance. This risk is considered to be remote.

### Collateralized Financing Activities

The Company enters into resale and repurchase agreements primarily with UBS Stamford Branch and UBS Financial Services Inc., as well as other affiliates under master repurchase agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in securities purchased under agreement to resell on the statement of financial condition and are as set forth in the table above. Repurchase agreements, which are entered into for financing purposes, are reported in securities sold under agreements to repurchase on the statement of financial condition and are as set forth on the table above.

## 13. Related Party Transactions (continued)

The Company enters into securities borrow and securities loan transactions primarily with UBS London Branch and UBS Financial Services Inc. under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities are reported in securities borrowed on the statement of financial condition and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in securities loaned on the statement of financial condition and are as set forth in the table above.

The Company enters into unsecured short-term lending agreements with UBS Americas Holding LLC. Short-term borrowings are due on demand and bear interest based on variable rates ranging from 0.08% to 0.60% as of December 31, 2021.

Balances related to these agreements are reported as short-term borrowings on the statement of financial condition and are represented in the table above.

The Company also enters into term subordinated lending agreements with UBS Americas Holding LLC. This subordinated debt is reported in the Liabilities and Members' Equity section of the statement of financial condition. See Note 11.

### Prepaid Variable Forward Agreements

The Company hedges prepaid variable forward agreements with UBS London Branch. See Note 6 for additional details of the transactions. Payables in connection with these transactions are reported in financial liabilities designated at fair value on the statement of financial condition.

### Affiliate Arrangements

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable are included in other assets and other liabilities and accrued expenses on the statement of financial condition.

The Company primarily uses office space leased by the UBS AG New York Branch, and is charged accordingly under the aforementioned service fee arrangements.

The Company is provided technical, operational and computer service support primarily through UBS Business Solutions LLC, an affiliated entity, in the normal course of business.

In addition, other costs were initially expensed in UBS affiliated companies and allocated back to the Company on a regular basis through the use of service level agreements.

These costs include charges for, but are not limited to, Communications & Branding, Vendor Management, Group Internal Audit, Group Management and Group Corporate Services.

## 14. Commitments and Contingencies

### Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2021.

### Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange.  Any potential contingent liability under these membership agreements cannot be estimated.  The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

### Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company but are nevertheless expected to be, based on the Company's experience with similar asserted claims.

**14. Commitments and Contingencies (continued)**

**Legal Proceedings (continued)**

If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities.

Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement which the Parent entered into with the U.S. Department of Justice ("DOJ"), Criminal Division, Fraud Section in connection with its submissions of benchmark interest rates, including among others the British Bankers' Association London Interbank Offered Rate ("LIBOR"), was terminated by the DOJ based on its determination that the Parent had committed a "US" crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020. A guilty plea to, or conviction of, a crime could have material consequences for the Parent or the Company.

Resolution of regulatory proceedings may require the Parent or the Company to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations could have material consequences for the Parent or the Company.

*Residential Mortgage-backed Securities and Mortgages.* From 2002 through 2007, prior to the crisis in the U.S. residential loan market, the Company was a substantial underwriter of U.S. RMBS.

UBS Securities LLC
Notes to the Statement of Financial Condition (continued)

*(In Thousands)*

**14. Commitments and Contingencies (continued)**

**Legal Proceedings (continued)**

In November 2018, the DOJ filed a civil complaint in the U.S. District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS's issuance, underwriting and sale of 40 residential mortgage-backed securities transactions in 2006 and 2007. The Parent and the Company moved to dismiss the civil complaint on February 6, 2019. On December 10, 2019 the district court denied the motion to dismiss.

*Government Bonds.* Putative class actions have been filed since 2015 in US federal courts against the Company, the Parent and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks, including the Company, colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants' motions to dismiss the consolidated complaint was granted on March 31, 2021. Plaintiffs have filed an amended complaint, which Defendants have moved to dismiss. Similar class actions have been filed concerning European government bonds.

*Interest Rate Swaps and Credit Default Swap matters*. In 2016, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against numerous financial institutions and others, including the Company and the Parent, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in the market for Interest Rate Swap ("IRS") trading.

Plaintiffs assert claims on behalf of all purchasers and sellers of IRS that transacted directly with any of the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief. The operators of two swap execution facilities ("SEFs") filed complaints raising similar allegations. In July 2017, the court granted in part and denied in part defendants' motions to dismiss, limiting the claims to the time period 2013-2016, and dismissing certain state-law claims and claims against certain other defendants. In March 2019, the court denied in part and granted in part class plaintiffs' motion for leave to file a fourth amended complaint, rejecting plaintiffs' request to add allegations covering the time period 2008-2012 but allowing plaintiffs to add allegations relating to the time period 2013-2016 (the time period covered by the operative complaint). A third SEF filed a complaint in June 2018 and an amended complaint in August 2018 alleging conduct similar to the conduct alleged by the other SEF plaintiffs but continuing into 2018. Defendants have moved to dismiss the third SEF's amended complaint, and in November 2018 the court granted the motion in part and denied it in part, dismissing certain state-law claims but permitting certain federal and state claims relating to the time period 2013-2018. In June 2017, one of the SEF plaintiffs filed a complaint raising allegations similar to those in the IRS litigation with respect to the trading of credit default swaps.

**14. Commitments and Contingencies (continued)**

**Legal Proceedings (continued)**

Defendants have moved to dismiss that complaint and, in September 2018 and July 2019, certain defendants' motions, including the Parent's, were granted. The SEF plaintiff filed an amended complaint in January 2020 and, in April 2020, the remaining defendants, including the Company, moved to dismiss the amended complaint.

Following the filing of the first class complaint the Parent was served with a subpoena from the U.S. Commodity Futures Trading Commission ("CFTC") seeking documents and information regarding the Company's swap trading and Futures Commission Merchant businesses going back to 2008.

*Stock Lending matters.* In 2017, a purported class action antitrust complaint was filed in the Southern District of New York against six stock lending prime broker defendants, including the Company, its Parent and affiliates, as well as EquiLend, a trading platform and purveyor of post-trade services. The named plaintiffs purport to represent a class of all persons or entities that entered into stock loan transactions in the United States with one of the prime broker defendants since January 7, 2009. The plaintiffs allege that the defendants conspired to block the evolution of the stock lending market from an OTC environment, in which stock loans are intermediated by prime brokers, to an electronic market, in which borrowers and lenders can transact directly with one another. Plaintiffs allege violations of Section 1 of the Sherman Act and New York State law and seek unspecified treble damages, fees and costs. In September 2018, the court overseeing the litigation denied defendants' motions to dismiss. In January 2018 and November 2018, respectively, QS Holdco and SL-x, entities associated with defunct stock lending platforms, each filed an action in the Southern District of New York raising claims similar to the class plaintiffs' claims and also seeking treble damages and other relief. Defendants have moved to dismiss the QS Holdco and SL-x complaints. In May 2019, different SL-x affiliates filed an additional complaint, raising similar allegations. Defendants' motion to dismiss the prior SL-x complaint applies to the new complaint as well. In August 2019, the court dismissed the QS Holdco complaint, and in January 2020, the court denied QS Holdco's motion to alter or amend the judgment. In October 2021, the court dismissed the SL-x complaints. The SL-x affiliates have appealed.

**15. Net Capital Requirements and Other Regulatory Matters**

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk-based capital requirement under the Commodity Exchange Act. At December 31, 2021, the Company had net capital of $5,584,442 which was $4,884,644 in excess of the required net capital of $699,798.

## 15. Net Capital Requirements and Other Regulatory Matters (continued)

The Company's ratio of net capital to aggregate debit items was 43%. At December 31, 2021, the Company was in compliance with net capital, customer reserve and CFTC requirements under various regulations for which it is subject as a registered broker-dealer."

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

## 16. Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

The Company recognizes deferred tax assets to the extent it is more likely than not to be realized. In making such a determination, Management considers all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for a portion of its deferred tax assets, and accordingly, a valuation allowance of $452,545 has been recorded. Since December 31, 2020, the valuation allowance decreased by $76,361.

The components of the Company's deferred tax assets and liabilities as of December 31, 2021 were as follows:

| | | |
|---|---|---|
| Net Operating Loss Carry forwards | $ | 754,156 |
| Capitalized Expenditures | | 74,852 |
| Employee Benefits | | 14,104 |
| Other Deferred Tax Assets | | 2,929 |
| Total Deferred Tax Assets | | 846,041 |
| Less: Valuation Allowance | | (452,545) |
| Deferred Tax Assets Net of Valuation Allowance | | 393,496 |
| Less: Deferred Tax Liabilities | | (3,510) |
| Total Net Deferred Tax Assets | $ | 389,986 |

At December 31, 2021 the Company had UBT, Tennessee, & Illinois net operating loss carryforwards of $19,403,341 that will begin to expire in 2023.

## 16.  Income Taxes (continued)

The Company files U.S. federal, state and local income tax returns as a partnership. As of December 31, 2021, the Company is under examination by the Internal Revenue Service ("IRS") for the tax years 2015 through 2018.  The 2019 and 2020  tax years are open for examination. For New York City UBT purposes, tax years 2018 through 2020 are open to examination. The Company files Canadian corporate tax returns and tax years 2017 through 2020 are open for examination.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

## 17.  Subsequent Event

The Company has evaluated its subsequent event disclosure through the date that the Company's statement of financial condition was issued and has determined that there are no events that would have a material impact on the statement of financial condition.